U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Magellan Midstream Partners, L.P.

2. Name of person relying on exemption: Energy Income Partners, LLC.

3. Address of person relying on exemption: 10 Wright Street, Westport, Connecticut 06880.

4. Written materials are submitted pursuant to Rule 14a-6(g)(1):

Attachment 1: Text of LinkedIn post from Eva Pao, Co-Founder and Portfolio Manager at Energy Income Partners, LLC:

Not so fast. ISS and Glass Lewis recommendations help with the institutional vote, but Magellan has substantial retail ownership. Whether Magellan’s proxy solicitor daily emails and phone calls at dinnertime to retail investors pay off remains to be seen.

#VotenoMMPSept21

Disclosures:

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Energy Income Partners, LLC is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote against the proposed merger or not vote which will have the same effect as voting no.

The views expressed are those of Energy Income Partners, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

Energy Income Partners, LLC conducted its own analysis based upon information available to it at the time of the analysis which may change at any time without notice and does not make any warranty as to the accuracy or completeness of any analysis, data point, assumption or opinion presented herein.

Distribution of this letter, regardless of the means or format of its delivery, does not constitute the provision of tax advice by EIP, nor should any general analysis piece be relied upon for the formulation of any targeted tax strategy. For more information regarding specific personal or corporate tax matters, including, but not limited to, personal tax implications relating to specific portfolio transactions, please consult a qualified tax professional.

CONTACT: Investor Relations, 203-349-8232 or ir@eipinvestments.com